SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 333-13944

                        MAHANAGAR TELEPHONE NIGAM LIMITED
             (Exact name of Registrant as specified in its Charter)

                       12th Floor, Jeevan Bharati Tower-1
                               124 Connaugh Circus
                                New Delhi 110 001
                                      India
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F |X|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes  |_|                          No  |_|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______

Registrant incorporates by reference the following Exhibit:

Exhibit 1 - Unaudited financial results for the three months ended March 31, 2005-and Unaudited segment wise results for the same period
================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Mahanagar Telephone Nigam Limited
                                    (Registrant)

Date: April 25, 2005

                                    By:    /s/ S.C. Ahuja
                                        ----------------------------------------
                                        Name:  S.C. Ahuja
                                        Title: Company Secretary

================================================================================

                                                                      EXHIBIT 1


                        MAHANAGAR TELEPHONE NIGAM LIMITED
                          ( A GOVT.OF INDIA ENTERPRISE)
        UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 31.03.2005
        -----------------------------------------------------------------

                                                                               (RS. IN MILLIONS EXCEPT EPS)
-----------------------------------------------------------------------------------------------------------
                                                                               CUMULATIVE
                                                  Q 4              Q 4           FOR THE         YEAR ENDED
    SL.                                          2004-05         2004-05       YEAR ENDED        31.3.2004
    NO.           PARTICULARS                   UNAUDITED        UNAUDITED     31-03-2005        (AUDITED)
                                                                                UNAUDITED
-----------------------------------------------------------------------------------------------------------
    1                  2                          3                4                 5                6
-----------------------------------------------------------------------------------------------------------
1           Net Income from Services            15,578.19      14,926.80        55,654.16       63,695.99
2           Other Income                           997.97         920.80         4,364.79        3,143.31
            TOTAL INCOME                        16,576.16      15,847.60        60,018.95       66,839.30

3.      a   Staff Cost                           4,252.38       4,265.56        18,182.93       16,193.70
        b.  Revenue Sharing                      2,705.80       1,681.90         8,337.68       11,822.79
        c.  Licence Fee                          1,389.55       1,630.24         4,991.02        6,429.58
        d.  Admn./Operative Expenditure          2,641.57       2,403.66        10,048.49        9,749.57
            TOTAL OPERATIVE /OTHER EXP          10,989.30       9,981.36        41,560.12       44,195.64
4           EBITDA                               5,586.86       5,866.23        18,458.83       22,643.66
5           Depreciation                         1,542.74       1,438.65         5,892.98        5,437.95
6           Interest                                88.29          78.85           366.75          346.20
7           PROFIT BEFORE TAX                    3,955.83       4,348.74        12,199.10       16,859.51
8.      a.  Provision for Taxation                 426.02         902.34         2,848.34        3,753.71
        b.  Provision for Deffered tax             297.08         375.45          (109.71)         759.77
9           PROFIT AFTER TAX                     3,232.73       3,070.95         9,460.47       12,346.03
10          Prior period adjustments                    -                               -          841.25
11          NET PROFIT                           3,232.73       3,070.95         9,460.47       11,504.78

12          PAID UP EQUITY SHARE CAPITAL
            Face value of Rs.10/-each.                                                           6,300.00
13          RESERVES EXCLUDING
            REVALUATION RESERVE                                                                 96,976.28
14          EPS
            Basic/Diluted (in Rs.)                   5.13           4.87            15.02           18.26
15          AGGREGATE OF NON-PROMOTER
            SHAREHOLDING:-
        a.  Number of shares                                                                  275,627,260
        b.  Percentage of shareholding                                                             43.75%
-----------------------------------------------------------------------------------------------------------

NOTES:

     1 THE ABOVE RESULTS HAVE BEEN TAKEN ON RECORD BY THE BOARD OF DIRECTORS IN THEIR MEETING HELD ON 25-04-2005.

     2 DURING THIS QUARTER, THE PROVISION FOR DOUBTFUL DEBT HAS BEEN MADE FOR DEBTORS OUTSTANDING FOR MORE THAN 2 YEARS AS AGAINST 3 YEARS IN EARLIER YEARS.THE PROVISION IS MADE NET OF DEPOSITS.

     3 PREVIOUS PERIOD/YEAR FIGURES HAVE BEEN REGROUPED/ REARRANGED WHEREVER NECESSARY.

     4 THE STATUS OF INVESTOR COMPLAINTS RECEIVED AND DISPOSED OFF DURING THIS QUARTER ENDED DURING QUARTER ENDED 31.03.2005 IS AS UNDER:

            a) COMPLAINTS PENDING AT THE BEGINNING OF THE QUARTER           25
            a) COMPLAINTS RECEIVED DURING THIS QUARTER                     487
            c) DISPOSAL OF COMPLAINTS                                      474
            d) COMPLAINTS LYING UNRESOLVED AT THE END OF THE QUARTER        38


PLACE: NEW DELHI                                FOR AND ON BEHALF OF THE BOARD
DATE: 25.04.2005
                                                         R.S.P SINHA
                                                 CHAIRMAN & MANAGING DIRECTOR

      UN AUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE
      ---------------------------------------------------------------------
                        THREE MONTHS ENDED ON 31/03/2005
                        --------------------------------


                                                                                                  (RS. IN MILLION)
------------------------------------------------------------------------------------------------------------------
                                                            Q 4            Q4            CUMULATIVE    YEAR ENDED
                                                         2004-05         2004-05          FOR THE      31.3.2004
 SL.                                                    UNAUDITED       UNAUDITED        YEAR ENDED    (AUDITED)
 NO.           PARTICULARS                                                               31-03-2005
------------------------------------------------------------------------------------------------------------------
 1.   INCOME FROM SERVICES
      Basic Services                                    14,678.81        14,352.87      52,911.28        61,826.14
      Cellular                                             899.38           573.93       2,742.88         1,869.85
      Unallocable                                               -                -              -                -
                                            TOTAL       15,578.19        14,926.80      55,654.16        63,695.99

      Less: Inter Unit Income                                   -                -              -                -

      NET INCOME FROM SERVICES                          15,578.19        14,926.80      55,654.16        63,695.99


 2.   SEGMENT RESULT BEFORE INTEREST/
        AND TAX
      Basic Services                                     2,449.15         3,677.80       8,496.11        15,130.40
      Cellular                                             379.23            78.84       1,016.86           495.00
      Unallocable                                        1,215.75           670.96       3,052.88         1,580.32
                                            TOTAL        4,044.13         4,427.60      12,565.85        17,205.71

      Less: Interest                                        88.29            78.85         366.75           346.20

      Less: Prior period Items                                                                              841.25

      PROFIT BEFORE TAX                                  3,955.84         4,348.75      12,199.10        16,018.26

      Less: Provision for Tax                              723.11         1,277.79       2,738.63         4,513.48

      PROFIT AFTER TAX                                   3,232.73         3,070.96       9,460.47        11,504.78


 3.   CAPITAL EMPLOYED
      (SEGMENT ASSETS - SEGMENT LIABILITIES)

      Basic Services                                    48,068.55        46,917.67      48,068.55        42,311.07
      Cellular                                           3,025.92         2,094.46       3,025.92         1,939.44
      Unallocable                                       67,276.86        62,493.19      67,276.86        64,660.34
                                            TOTAL      118,371.33       111,505.32     118,371.33       108,910.85
------------------------------------------------------------------------------------------------------------------